EXHIBIT 12.1
Parker Drilling Company
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands)

	Three Months Ended March 31, 2018	Fiscal Year Ended December 31,
		2017	2016	2015	2014	2013
Pretax income (loss)	(27,192)	(109,661)	(156,644)	(71,971)	48,537	52,787
Fixed charges	11,240	44,231	45,974	45,379	45,436	50,196
Amortization of capitalized interest	935	3,810	3,916	3,793	3,939	4,058
Capitalized interest	—	(5)	(162)	(224)	(1,171)	(2,376)
Earnings before income tax & fixed charges	(15,017)	(61,625)	(106,916)	(23,023)	96,741	104,665
Interest expense	11,240	44,226	45,812	45,155	44,265	47,820
Capitalized interest	—	5	162	224	1,171	2,376
Total fixed charges	11,240	44,231	45,974	45,379	45,436	50,196
Preferred dividends	906	3,051	—	—	—	—
Combined fixed charges and preferred stock dividends	12,146	47,282	45,974	45,379	45,436	50,196
Ratio of earnings to fixed charges	(1)	(3)	(3)	(3)	2.1x	2.1x
Ratio of earnings to combined fixed charges and preferred dividends	(2)	(4)	(5)	(5)	(5)	(5)

(1)	For the three months ended March 31, 2018, earnings were deficient to cover fixed charges by $15.0 million.

(2)	For the three months ended March 31, 2018, earnings were inadequate to cover combined fixed charges and preferred stock dividends by $15.9 million.

(3)	For the years ended December 31, 2017, 2016 and 2015, earnings were deficient to cover fixed charges by $61.6 million, $106.9 million and $23.0 million, respectively.

(4)	For the year ended December 31, 2017, earnings were inadequate to cover combined fixed charges and preferred stock dividends by $64.7 million.

(5)	The ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earning to fixed charges as there was no preferred stock outstanding for the respective years.
For the purposes of this table (i) "earnings" consist of our consolidated income from continuing operations before income taxes and fixed charges and (ii) "fixed charges" consist of interest expense, amortization of deferred financing cost and the portion of rental expense representing interest.